AB 3/29

08030826

SECURITI... SION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 8 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 65663

SEC Mail Processing Section
MAR 28 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AB Wong Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 1010
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alice Boote **(212) 480-2127**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

4/1

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alice Boote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AB Wong Capital, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alice Boote
Signature

Managing Member
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

Financial Statements and Supplemental Schedules

December 31, 2007

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Members of
AB Wong Capital, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of AB Wong Capital, LLC (a Company in the Development Stage) as of December 31, 2007 and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended and the period November 7, 2002 (inception) to December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AB Wong Capital, LLC (A Company in the Development Stage) at December 31, 2007 and the results of its operations and cash flows for the year then ended and the period November 7, 2002 (inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses, limited revenues and limited operations to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 26, 2008

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2007

ASSETS		
Cash	$	36,010
Fixed Assets (net of accumulated depreciation of $26,491)		3,231
Clearing deposit at broker (cash)		3,166
Receivable from clearing broker		314
Security Deposits		5,314
Prepaid Expenses		365
Securities owned, at market		7,424
TOTAL ASSETS	$	55,824
LIABILITIES AND MEMBERS' EQUITY		
Payable to clearing broker	$	1,276
Accounts Payable and Accrued Expenses		1,446
TOTAL LIABILITIES		2,722
Commitments and Contingent Liabilities		
Members' Equity		53,102
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	55,824

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENTS OF INCOME AND EXPENSES

FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2007

	Year Ended December 31, 2007	November 7, 2002 (inception) to December 31, 2007
Revenues:		
Interest	$ -	$ 316
Commissions	16,031	44,461
Unrealized gain on securities	2,805	1,663
Other	35,000	42,184
Total Income	53,836	88,624
Expenses:		
Rent	19,002	85,910
Clearing broker fees	15,943	32,199
Communications	9,760	54,044
Professional fees	4,854	65,612
Depreciation and Amortization	4,078	26,490
Regulatory fees	1,740	22,800
Office supplies and expenses	1,467	21,240
Employee compensation	1,440	47,349
Travel and entertainment	540	3,880
Miscellaneous	1,464	16,648
Total Expenses	60,288	376,172
Net loss	$ (6,452)	$ (287,548)

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2006

Members' equity at November 7, 2002 (Inception)	$ -
Members' equity at December 31, 2002	-
Capital contributions	94,080
Net loss - 2003	(51,057)
Members' equity at December 31, 2003	43,023
Capital contributions	110,000
Net loss - 2004	(102,488)
Members' equity at December 31, 2004	50,535
Capital contributions	85,000
Distribution	(609)
Net loss - 2005	(75,579)
Members' equity at December 31, 2005	59,347
Capital contributions	55,016
Distribution	(2,837)
Net loss - 2006	(51,972)
Members' equity at December 31, 2006	59,554
Net loss - 2007	(6,452)
Members' equity at December 31, 2007	$ 53,102

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS
FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2007

Increase (Decrease) in cash

	Year Ended December 31, 2007	November 7, 2002 (inception) to December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (6,452)	$ (287,548)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	4,078	26,490
Unrealized gain on securities	(2,805)	(1,663)
Changes in operating assets and liabilities:		
Clearing deposit at broker	6,834	6,834
Due from clearing broker	1,476	(10,314)
Security deposits	-	(5,314)
Prepaid expenses	290	(365)
Payable to clearing broker	1,276	1,276
Accounts payable and accrued expenses	(422)	1,446
Total adjustments	10,727	18,390
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	4,275	(269,158)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(362)	(29,722)
Investment in securities	-	(5,760)
CASH USED BY INVESTING ACTIVITIES	(362)	(35,482)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	-	344,096
Distributions	-	(3,446)
CASH PROVIDED BY FINANCING ACTIVITIES	-	340,650
NET INCREASE IN CASH	3,913	36,010
CASH - Beginning of year	32,097	-
CASH - End of year	$ 36,010	$ 36,010
Interest paid	$ -	$ 381
Taxes paid	$ 325	$ 1,825

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

AB Wong Capital, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") in September 2003.

Since November 7, 2002 (Inception) the Company has been in the development stage.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited revenues. The Company reported a loss of $6,452 for the year ended December 31, 2007 and has lost $287,548 since inception and to date has had limited operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2008, management of the Company intends to build the business through investment banking and increased commission business. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses will be recorded on the books on a trade date basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including the loan receivable and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which expires in January 2009. During 2007 the Company paid $19,002 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2008	$	20,435
2009 and thereafter		1,707
	$	22,142

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2007, consist of the following:

		Receivable		Payable
Deposit with clearing broker	$	3,166	$	-
Receivable from clearing broker		314		-
Payable to clearing broker		-		1,276
	$	3,480	$	1,276

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $42,919 which was $37,919 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0337 to 1.

NOTE 7- CLEARING AGREEMENT

In October 2004 the Company entered into a clearing agreement with a clearing broker dealer. The clearing agreement was funded with a $10,000 deposit during October 2004. Pursuant to the clearance agreement the Company will clear all of its securities transactions through the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company.

NOTE 8- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9- FOCUS REPORTING

During 2007, the Company reported its commission income on its quarterly FOCUS reports net of clearing charges. The audited financials report the commissions and clearing charges separately.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:			
Members' equity		$	53,102
Less non-allowable assets and deductions:			
Fixed assets, net	3,231		
Security Deposits	5,314		
Prepaid expenses	365		
Petty cash	159		
			9,069
NET CAPITAL, before haircuts			44,033
Haircuts on securities positions			1,114
NET CAPITAL		$	42,919
AGGREGATE INDEBTEDNESS, total liabilities		$	1,446
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	96
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($42,919 - $5,000)		$	37,919
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 1,446		
NET CAPITAL	$ 42,919		3.37%

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	41,773
Audit adjustments for:		
Non allowable assets		364
Haircut		(14)
Various expenses		796
NET CAPITAL, per audit	$	42,919

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2007

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

AB Wong Capital, LLC
New York, New York

In planning and performing our audit of the financial statements of AB Wong Capital, LLC (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated March 26, 2008.

Adjustments to the Financial Statements and Net Capital Computation

During the audit, we proposed adjustments to and disclosures in the Company's financial statements and net capital computation, which were approved by management. An effective system of internal control would have included these adjustments and disclosures.

Management Response

Management has advised us that the control deficiency that created the errors has been corrected.

The Company's written response to the material weakness identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 26, 2008

END